UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

OPEN LENDING CORPORATION

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

68373J104

(CUSIP Number)

Bregal Sagemount I, L.P.

Attention: Paul Bradshaw

Second Floor, Windward House

La Route de la Liberation

St. Helier, Jersey JE2 3BQ, Channel Islands

+44 1534 754 500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68373J104	13D	Page 2 of 12

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bregal Sagemount I, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Jersey
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 20,338,157
	(8)	Shared Voting Power None
	(9)	Sole Dispositive Power 20,338,157
	(10)	Shared Dispositive Power None
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 20,338,157
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 15.9%†
(14)	Type of Reporting Person (See Instructions) PN
†

The percentage of class was calculated based on 128,198,185 shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), outstanding as of October 26, 2020, based on information provided by Open Lending Corporation (the “Company”).

CUSIP No. 68373J104	13D	Page 3 of 12

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bregal North America General Partner Jersey Ltd.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Jersey
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 20,338,157
	(8)	Shared Voting Power None
	(9)	Sole Dispositive Power 20,338,157
	(10)	Shared Dispositive Power None
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 20,338,157
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 15.9%†
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 68373J104	13D	Page 4 of 12

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bregal Investments, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF, WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 20,375,292*
	(8)	Shared Voting Power None
	(9)	Sole Dispositive Power 20,375,292*
	(10)	Shared Dispositive Power None
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 20,375,292*
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 15.9%†
(14)	Type of Reporting Person (See Instructions) IA
*	Consists of (i) 20,338,157 shares of Common Stock held by Bregal Sagemount I, L.P. (“Bragel Sagemount”) and (ii) 37,135 shares of Common Stock held by Bregal Investments, Inc. (“Bregal Investments”).

CUSIP No. 68373J104	13D	Page 5 of 12

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gene Yoon
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Citizen of the United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 20,375,292*
	(8)	Shared Voting Power None
	(9)	Sole Dispositive Power 20,375,292*
	(10)	Shared Dispositive Power None
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 20,375,292*
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 15.9%†
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 68373J104	13D	Page 6 of 12

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blair Greenberg
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Citizen of the United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 20,375,292*
	(8)	Shared Voting Power None
	(9)	Sole Dispositive Power 20,375,292*
	(10)	Shared Dispositive Power None
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 20,375,292*
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 15.9%†
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 68373J104	13D	Page 7 of 12

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D relates to shares of common stock (the “Common Stock”), par value $0.01 per share, of Open Lending Corporation, a Delaware corporation (the “Company”). The address of the Company’s principal executive office is Barton Oaks One, 901 S. MoPac Expressway, Bldg. 1, Suite 510, Austin, Texas 78746. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 (a) – (c). This statement is being filed by the following persons: Bregal Sagemount I, L.P., a Jersey (Channel Islands) limited partnership (“Bregal Sagemount”), Bregal North America General Partner Jersey Limited, the general partner of Bregal Sagemount (“Bregal North America”), a Jersey (Channel Islands) corporation, Bregal Investments, Inc., a Delaware corporation and registered investment advisor (“Bregal Investments”), which is the investment advisor to Bregal Sagemount, and Gene Yoon (“G. Yoon”) and Blair Greenberg (“B. Greenberg”). G. Yoon is a managing director and B. Greenberg is a director of Bregal Investments. Each of Bregal Sagemount, Bregal North America, Bregal Investments, G. Yoon and B. Greenberg are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The principal business of Bregal Sagemount is providing flexible capital and strategic assistance to market-leading companies in target industry sectors. The principal business of Bregal North America is serving as the general partner to Bregal Sagemount. The principal business of Bregal Investments is serving as a registered investment adviser, including to Bregal Sagemount. The address of Bregal Sagemount and Bregal North America is Second Floor, Winward House, La Route de Liberation, St. Helier, Jersey JE2 3BQ, and the principal address of Bregal Investments, G. Yoon and B. Greenberg, is c/o Bregal Investments, 277 Park Avenue, 29th Floor New York, New York 10172.

Item 2 (d) – (e). During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). Bregal Sagemount is a Jersey (Channel Islands) limited partnership, Bregal North America is a Jersey (Channel Islands) corporation, Bregal Investments is a Delaware corporation, and each of G. Yoon and B. Greenberg is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

On June 10, 2020 (the “Closing Date”), Nebula Acquisition Corporation, the predecessor to the Company (“Nebula”), consummated a business combination (the “Business Combination”) pursuant to the terms of the Business Combination Agreement, dated as of January 5, 2020 (as amended by Amendment No. 1 and Waiver, dated March 18, 2020 (the “First Amendment”) to the Business Combination Agreement, Amendment No. 2 and Consent, dated March 26, 2020 (the “Second Amendment”) to the Business Combination Agreement, and Amendment No. 3, dated May 13, 2020 (the “Third Amendment”) to the Business Combination Agreement (collectively, the “Business Combination Agreement”)) with Open Lending, LLC., a Texas limited liability company (“Open Lending”), BRP Hold 11, Inc., a Delaware corporation (“Blocker”), the Blocker’s sole stockholder, Bregal Sagemount (the “Blocker Holder”), Nebula Parent Corp., a Delaware corporation (“ParentCo”), NBLA Merger Sub LLC, a Texas limited liability company (“Merger Sub LLC”), NBLA Merger Sub Corp., a Delaware corporation (“Merger Sub Corp”), and Shareholder Representative Services LLC, a Colorado limited liability company, as the Securityholder Representative.

Immediately upon the completion of the Business Combination and the other transactions contemplated by the Business Combination Agreement (the “Transactions”, and such completion, the “Closing”), Open Lending became a direct wholly-owned subsidiary of ParentCo. In connection with the Transactions, ParentCo changed its

CUSIP No. 68373J104	13D	Page 8 of 12

name to Open Lending Corporation (the Company). In connection with the Transactions, Bregal Sagemount received 14,278,604 shares of Common Stock, and Bregal Investments received 26,071 shares of Common Stock. Additionally, on July 21, 2020 and August 11, 2020, Bregal Sagemount received 4,039,702 and 2,019,851 shares of Common Stock, respectively, and Bregal Investments received 7,376 and 3,688 shares of Common Stock, respectively, in each case as contingency consideration pursuant to the earnout rights set forth in the Business Combination Agreement that provided for the issuance of such additional shares if the Company’s stock traded at certain levels following the Closing.

Investors Rights Agreement

In connection with the Transactions, Open Lending, Nebula, ParentCo, certain persons and entities holding membership units of Open Lending (including Blocker Holder and Bregal Investments) and certain persons and entities holding founder shares of Nebula (collectively, the “Investor Holders”), entered into the Investor Rights Agreement (the “Investors Rights Agreement”) at the Closing. Pursuant to the Investor Rights Agreement, until the fifth (5th) anniversary of the Closing, at each annual or special meeting of stockholders of the Company, Blocker Holder has the right to designate for election as a director of the Company, and the board of directors of the Company (including any committee thereof) shall nominate (and recommend for election and include such recommendation in a timely manner in any proxy statement, consent solicitation or other applicable announcement to the Company’s stockholders): (i) one (1) individual to serve as a Class I Director of the Company; and (ii) one (1) individual to serve as a Class II Director of the Company; provided, however, that if any time during such five-year period, Blocker Holder owns less than 8,000,000 shares of Common Stock but more than 4,000,000 shares of Common Stock (in each case, as adjusted for any share split, share dividend or other share recapitalization, share exchange or other event), the foregoing will apply only to one (1) individual to serve as a Class I Director of the Company (collectively, the “Blocker Holder Designation Rights”), and if at any time during such five-year period Blocker Holder owns less than 4,000,000 shares of Common Stock (as adjusted for any share split, share dividend or other share recapitalization, share exchange or other event), the rights of Blocker Holder and obligations of the Company with respect to the Blocker Holder Designation Rights shall terminate.

Pursuant to the terms of the Investor Rights Agreement, the Company is obligated to file a registration statement to register the resale of certain securities of the Company held by the Investor Holders. In addition, pursuant to the terms of the Investor Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Investor Holders may demand at any time or from time to time, that the Company file a registration statement on Form S-1, or any similar long-form registration statement, or if available, on Form S-3 to register the shares of common stock of the Company held by such holders. The Investor Rights Agreement also provides the Blocker Holder with “piggy-back” registration rights, subject to certain requirements and customary conditions. The Investor Rights Agreement further provides for the Company’s Common Stock held by such holders to be locked-up for 180 days after the Closing Date.

The foregoing summary of the Investors Rights Agreement in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the definitive transaction document. A copy of the Investors Rights Agreement is filed as an exhibit hereto and is incorporated herein by reference.

Tax Receivable Agreement

In connection with the Closing, the Company entered into a Tax Receivable Agreement, dated as of the Closing Date, with Nebula, the Blocker, the Blocker Holder, and Open Lending. Prior to the Closing, (i) 100% of the interest in Open Lending was held by the Blocker and certain other persons (the “Company Unit Sellers”) and (ii) 100% of the Blocker was held by the Blocker Holder. The Tax Receivable Agreement generally provides for the payment by the Company to the Company Unit Sellers and Blocker Holder, as applicable, of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that the Company actually realizes (or is deemed to realize in certain circumstances) in periods after the Closing as a result of: (i) certain tax attributes of Blocker and/or Open Lending that existed prior to the Business Combination and were attributable to the Blocker; (ii) certain increases in the tax basis of Open Lending assets resulting from the second merger of the Transactions; (iii) imputed interest deemed to be paid by the Company as a result of payments the Company makes under the Tax Receivable Agreement; and (iv) certain increases in tax basis resulting from payments Nebula makes under the Tax Receivable Agreement.

CUSIP No. 68373J104	13D	Page 9 of 12

The foregoing summary of the Tax Receivables Agreement in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the definitive transaction document. A copy of the Tax Receivables Agreement is filed as an exhibit hereto and is incorporated herein by reference.

Bregal Sagemount and Bregal Investments acquired the Common Stock for investment purposes and in the ordinary course of business. In connection with the foregoing, and as may be appropriate from time to time, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Company, including, without limitation: (a) the acquisition or disposition of Common Stock, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) changes in the present board of directors or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) other material changes in the Company’s business or corporate structure; (g) changes in the Company’s certificate of incorporation or bylaws or other actions that may impede the acquisition of control of the Company by any person; (h) causing any class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in this Item 4, and except for any actions taken by G. Yoon or B. Greenberg in their capacity as directors of the Company, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock or other securities of the Company, dispose of some or all of the shares of Common Stock or other securities of the Company that it may own from time to time, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons intend to review their investment in the Company from time to time on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s stock in particular, as well as other developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of October 30, 2020, Bregal Sagemount directly owned 20,338,157 shares of Common Stock, representing approximately 15.9% of the total outstanding shares of Common Stock calculated based on 128,198,185 shares outstanding as of October 26, 2020, based on information provided by the Company.

As of October 30, 2020, Bregal North America, in its capacity as general partner of Bregal Sagemount, may be deemed to beneficially own the 20,338,157 shares of Common Stock owned directly by Bregal Sagemount.

As of October 30, 2020, Bregal Investments directly owned 37,135 shares of Common Stock and, in its capacity as the registered investment advisor of Bregal Sagemount, may be deemed to beneficially own the Common Stock beneficially owned by Bregal Sagemount. As of October 30, 2020, the 20,375,292 shares of Common Stock that Bregal Investments may be deemed to beneficially own represented 15.9% of the total outstanding shares of Common Stock calculated based on 128,198,185 shares outstanding as of October 26, 2020, based on information provided by the Company.

As of October 30, 2020, each of G. Yoon, in his capacity as managing director of Bregal Investments, and B. Greenberg, in his capacity as director of Bregal Investments, may be deemed to beneficially own the shares of Common Stock beneficially owned by Bregal Investments.

(c) The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c).

CUSIP No. 68373J104	13D	Page 10 of 12

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6. Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

2	Investors Rights Agreement, dated June 10, 2020 (incorporated herein by reference to Exhibit 10.8 to the Company’s Form 8-K filed with the SEC on June 16, 2020)

3	Tax Receivable Agreement, dated June 10, 2020 (incorporated by reference to Exhibit 10.7 to the Company’s Form 8-K filed with the SEC on June 16, 2020)

CUSIP No. 68373J104	13D	Page 11 of 12

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 30, 2020

BREGAL SAGEMOUNT I, L.P. By: Bregal North America General Partner Jersey Limited, its General Partner

By:	/s/ Paul Andrew Bradshaw
Paul Andrew Bradshaw, Director

BREGAL SAGEMOUNT I, L.P. By: Bregal North America General Partner Jersey Limited, its General Partner

By:	/s/ Elena Dinamling Bubod
Elena Dinamling Bubod, Alternate Director

BREGAL NORTH AMERICA GENERAL PARTNER JERSEY LIMITED

By:	/s/ Paul Andrew Bradshaw
Paul Andrew Bradshaw, Director

BREGAL NORTH AMERICA GENERAL PARTNER JERSEY LIMITED

By:	/s/ Elena Dinamling Bubod
Elena Dinamling Bubod, Alternate Director

BREGAL INVESTMENTS, INC.

By:	/s/ Michelle S. Riley
Michelle S. Riley, Secretary

BREGAL INVESTMENTS, INC.

By:	/s/ Ronald Fishman
Ronald Fishman, Treasurer

GENE YOON

/s/ Gene Yoon

BLAIR GREENBERG

/s/ Blair Greenberg

CUSIP No. 68373J104	13D	Page 12 of 12

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

2	Investors Rights Agreement, dated June 10, 2020 (incorporated herein by reference to Exhibit 10.8 to the Company’s Form 8-K filed with the SEC on June 16, 2020)

3	Tax Receivable Agreement, dated June 10, 2020 (incorporated by reference to Exhibit 10.7 to the Company’s Form 8-K filed with the SEC on June 16, 2020)